Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

X Yes   D No

Blue Ocean Technologies, LLC is the sole-shareholder and parent company of Blue Ocean ATS, LLC.

BOATS and BOT share personnel, including the Compliance, Technology, and Trade Operations teams. These shared personnel will have access to BOATS real-time and post-trade confidential trading information ("CTI"), including Subscriber order and execution related information and analytics. BOATS CTI does not include aggregated data resulting from the combination of historical data associated with BOATS Subscribers.

Employees of the BOT Market Data Team have access to post-trade CTI (i.e. billing reports) for the approved distribution of anonymized market data, as described in Part II, Item 5, Part III, Item 15 and Part III, Item 19, but do-not have access to the ATS matching engine.

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

X Yes   D No

As part of granting Subscribers equal access to the services of the ATS, BOATS contractually prohibits service providers from limiting or denying services to any Subscriber in an unfair discriminatory manner.

Equinix NY4 is the outsourced data center for BOATS' matching engines. Equinix provides a secure space for the BOATS servers, as well as cross-connects, power, space, and professional services. Further information on Equinix is contained in Part III, Item 6.

MEMX Technologies, LLC ("MEMX") is a technology and service provider to BOATS who provides technology and operations support. MEMX technology and operations personnel will have access to real-time and post-trade CTI to support the ATS, including support to the ATS matching technology, as described in Part III, Item 11(a). MEMX technology and operations personnel provide services to the ATS as described in Part III, Items 5, 6, 11, 15, 20, 21, and 23.

As described in Part III, Item 22, BOATS has entered into a clearing agreement with RQD* Clearing, LLC (NSCC # 4305), FINRA member firm and a member of the National Securities Clearing Corporation, to provide for clearance and settlement of transactions executed on the ATS.

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

X Yes   ✖ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

RQD* Clearing LLC is a BOATS Subscriber and user of ATS services.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

X Yes   D No

If no, identify and explain any differences.